UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549




                           SCHEDULE 13G


          Under the Securities and Exchange Act of 1934
                        (Amendment No. )*

                          GoldCorp Inc.
------------------------------------------------------------------
                         (Name of Issuer)

                Class A Subordinate Voting Shares
------------------------------------------------------------------
                  (Title of Class of Securities)

                             38095610
                   --------------------------
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------               -----------------------------
CUSIP NO. 38095610               13G            Page 2 of 5 Pages
---------------------------               -----------------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ONTARIO TEACHERS' PENSION PLAN BOARD

-----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)___
                                                              (b)___

-----------------------------------------------------------------------
   3     SEC USE ONLY


-----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         ONTARIO, CANADA

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                     5    SOLE VOTING POWER

                          7,170,300 Class A Subordinate Voting Shares
   NUMBER OF
                 -------------------------------------------------------
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              N/A
      EACH
                 -------------------------------------------------------
   REPORTING         7    SOLE DISPOSITIVE POWER
  PERSON WITH
                          7,170,300 Class A Subordinate Voting Shares

                 -------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          N/A

-----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,170,300 Class A Subordinate Voting Shares

-----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         N/A

-----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.0%

-----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         EP, CO

-----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Schedule to Ontario Teachers' Pension Plan Board 13G Filing
                         Re: Goldcorp Inc.


Item 1: Issuer
--------------

(a)  ISSUER: This statement relates to the issuer Goldcorp Inc.
     (the "Corporation").

(b) ADDRESS OF ISSUER: The principal executive offices of the Corporation are located at 145 King Street West, Suite 1500,
     Toronto, Ontario, M5H 4B7.


Item 2: Person Filing and Securities Statement Being Filed
        in Respect Of
----------------------------------------------------------

(a)  PERSON FILING: This statement is being filed by the Ontario
     Teachers' Pension Plan Board (the "Board").

(b)  ADDRESS: The business address of the Board is 5650 Yonge
     Street, Suite 300, North York, Ontario, Canada, M2M 4H5.

(c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

(d)  TITLE OF CLASS OF SECURITIES: This statement relates to
     Class A Subordinate Voting Shares of the Corporation.

(e)  CUSIP NUMBER: The shares are identified by CUSIP Number
     38095610.


Item 3: Authority Pursuant to which Statement Being Filed
---------------------------------------------------------

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange
Commission in a letter dated May 6, 1992.


Item 4: Ownership
-----------------

(a)  AMOUNT BENEFICIALLY OWNED AS OF NOVEMBER 30, 1997: 7,170,300
     Class A Subordinate Voting Shares

(b)  PERCENT OF CLASS: 11.0%

(c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

     I. Sole power to vote or direct the vote:  7,170,300
     II. Shared power to vote or direct the vote:  NIL
     III. Sole power to dispose or direct the disposition:  7,170,300
     IV. Shared power to dispose or to direct the disposition:  NIL

Item 5: Ownership of Five Percent or Less of a Class
----------------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6: Ownership of More than Five Percent on Behalf of
        Another Person
--------------------------------------------------------

Not Applicable.


Item 7: Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By
        the Parent Holding Company
-----------------------------------------------------------

Not Applicable.


Item 8: Identification and Classification of Members of the Group
-----------------------------------------------------------------

Not Applicable.


Item 9: Notice of Dissolution of Group
--------------------------------------

Not Applicable.


Item 10: Certification
----------------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  December 8, 1997


                                  /s/ Claude Lamoureux
                                  -------------------------
                                  Claude Lamoureux,
                                  President and Chief
                                  Executive Officer